03012935

3/6/03

JE 3-6-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 3 2003
PROCESSING

SEC FILE NUMBER
8-51439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tiburon Fund Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
101 Glacier Point Road, Suite D
(No. and Street)

San Rafael	**CA**	**94901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Schwieder **415.257.2200**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

555 California Street, Suite 1700	**San Francisco**	**CA**	**94104**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 19 2003

OATH OF AFFIRMATION

I, Greg Schwieder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Tiburon Fund Trading, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

N/A

N/A

State of California } ss.
County of Marin }
Subscribed and sworn to before me on this 26th day of February, 2003.

[signature]
Notary Public

JENNIFER STANDISH
Commission # 1371028
Notary Public - California
Marin County
My Comm. Expires Aug 19, 2006

[signature]
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SPIC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Tiburon Fund Trading, LLC

Financial Statements
and Supplemental Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

Report of Independent Auditors

To the Member of
Tiburon Fund Trading, LLC

We have audited the accompanying statement of financial condition of Tiburon Fund Trading, LLC as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tiburon Fund Trading, LLC at December 31, 2002, and the results of its operations, the changes in its member's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 18, 2003

Tiburon Fund Trading, LLC

Statement of Financial Condition

December 31, 2002

Assets		
Due from broker	$	113,936
Interest receivable		29
Total assets	$	113,965
Liabilities and member's equity		
Accrued expense	$	470
Member's equity		113,495
Total liabilities and member's equity	$	113,965

See accompanying notes.

Tiburon Fund Trading, LLC

Statement of Operations

Year ended December 31, 2002

Investment income:		
Interest	$	1,946
Expenses:		
Philadelphia Stock Exchange seat rental fee		9,060
Net loss	$	(7,114)

See accompanying notes.

Tiburon Fund Trading, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2002

Member's equity, beginning of year	$ 1,434,274
Distributions	(1,313,665)
Net loss	(7,114)
Member's equity, end of year	$ 113,495

See accompanying notes.

Tiburon Fund Trading, LLC

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (7,114)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Interest receivable	(29)
Investments in securities	15,000
Accrued expense	470
Net cash provided by operating activities	8,327
Cash flows from financing activities	
Distributions	(1,313,665)
Net change in cash equivalents	(1,305,338)
Cash equivalents, beginning of year	1,419,274
Cash equivalents, end of year	$ 113,936

See accompanying notes.

Tiburon Fund Trading, LLC

Notes to Financial Statements

December 31, 2002

1. Organization

Tiburon Fund Trading, LLC (the "Company") is a Delaware limited liability company formed on October 7, 1998, which commenced operations on March 31, 1999. The Company is a wholly owned subsidiary of Tiburon Fund, L.P. (the "Parent"), a Delaware limited partnership. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Philadelphia Stock Exchange.

The Company trades exclusively on a proprietary basis, has no customers, and does not clear or execute trades.

The Company will regularly borrow funds from brokers, banks, and other lenders to finance its investment operations. As a registered broker-dealer, the Company finances its investment activities typically in the form of margin loans collateralized by the securities held in the Company's account.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented using accounting principles generally accepted in the United States ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investments

Security transactions are recorded on the trade date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

2. Significant Accounting Policies (continued)

Income Taxes

Limited liability companies (LLC) are treated as partnerships for tax purposes, whereby all income or loss of the LLC is the responsibility of the members.

Limitation of Member's Liability

The debts, obligations, and liabilities of the Company shall solely be the debts, obligations, and liabilities of the Company and not of any members.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers due from broker to be cash equivalents.

3. Due from Broker

Due from broker represents monies resulting from settled and unsettled trades and interest earned at the custodian broker from settled trades. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. At December 31, 2002, the Company had net capital of $113,495, which was $13,495 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.004 to1.

Supplemental Information

Tiburon Fund Trading, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital		
Total member's equity	$	113,495
Haircuts on security positions		–
Net capital	$	113,495
Aggregate indebtedness	$	470

Computation of basic net capital requirement		
Net capital	$	113,495
Minimum net capital required (6⅔% of aggregate indebtedness or $100,000, whichever is greater)		100,000
Excess net capital	$	13,495
Ratio: aggregate indebtedness to net capital		0.004 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 Part IIA FOCUS filing.

Tiburon Fund Trading, LLC

Statement Regarding Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplemental
Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Member of
Tiburon Fund Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Tiburon Fund Trading, LLC for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's aforementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 18, 2003